PRESS RELEASE
                          EXHIBIT 99(b)
FOR IMMEDIATE RELEASE
TUESDAY
OCTOBER 31, 1995
CONTACT PERSON:               STACY DUCKETT, VICE PRESIDENT
                              CORPORATE COMMUNICATIONS
                              TCBY ENTERPRISES, INC.
                              501-688-8229

                              BOB WOLINSKY
                              FAST FOODS OF RUSSIA, INC.
                              203-374-0076


         TCBY LICENSES DEVELOPMENT IN RUSSIAN FEDERATION

LITTLE ROCK, AR - TUESDAY (OCTOBER 31, 1995) - TCBY ENTERPRISES, INC., (NYSE:TBY) today announced that TCBY's International Division has awarded local development rights for "TCBY"(Registered) stores and products in Russia to Fast Foods of Russia, Inc. (FFR).


The licensing agreement calls for the opening of 30 "TCBY"(Registered) frozen yogurt stores in Russia during the next six years. The franchisee intends to open the first "TCBY"(Registered) locations in the city of Moscow. Plans also call for the local production of frozen yogurt products in the Moscow area. From this base, FFR will develop other areas of Russia, often jointly with dairies or other local partners.

Fast Foods of  Russia, Inc.  is a U.S.  company with  American and  Russian
shareholders.   FFR's  Chairman and  CEO  is  Robert I.    Wolinsky,  a  U.S.
foodservice  and  franchising  professional.    Its  senior  management  is
comprised of Americans, each of whom has more than two decades of experience in food, franchising and related industries. The Russian team is headed by Marx I. Tesker, a member of the former Supreme Economic Counsel and director of the USSR's oil and gas construction industry.

Based on its experience and market research, FFR is developing a vertically integrated company which will engage in food processing, distribution of packaged products, franchising, and operating food courts. The food courts will contain fast-food shops of franchisors, such as TCBY, for which FFR owns development rights.

"The Russian economy has been improving and presents many opportunities," said Hartsell Wingfield, President of TCBY

International.    "We  are  excited  about  introducing  "TCBY"(Registered)
products in this market with our new partners, Fast Foods of Russia," he said.

The Russian Federation's land area is nearly twice that of the United States. The population is 150 million. It is the largest of the former Soviet Republics.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, and custom foodservice vehicles, and markets foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

                              -30-